SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(RULE 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of the Issuer)
STATS ChipPAC Ltd.
(Name of Person(s) Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)

	with a copy to:	with a copy to:
Janet T. Taylor	Eva H. Davis	Mark E. Betzen
STATS ChipPAC Ltd. 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 (65) 6824 7629	Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☑	c. A tender offer.
☐	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$1,494,980,186.70	$45,895.89

*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offeror, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offeror. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular to Shareholders and Noteholders in Relation to the Voluntary Conditional Cash Offer for the Offer Shares and the Convertible Notes and to Optionholders in Relation to the Options Proposal (including all appendices and exhibits thereto, the “Disclosure Document”) is hereby expressly incorporated herein by reference in response to items 1 through 15 of this Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 1.	Summary Term Sheet (Regulation M-A Item 1001).
The information set forth in the section of the Disclosure Document entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information (Regulation M-A Item 1002).
(a)	Name and Address. The information set forth in the section of the Disclosure Document entitled “Principal Activities” (Appendix I, Section 1) is incorporated herein by reference.

(b)	Securities. The information set forth in the section of the Disclosure Document entitled “Share Capital” (Appendix I, Section 3) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the section of the Disclosure Document entitled “Share Prices” (Appendix I, Section 8) is incorporated herein by reference.

(d)	Dividends. The information set forth in the section of the Disclosure Document entitled “Dividend Policy” (Appendix I, Section 3.6) is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.

Item 3.	Identity and Background of the Filing Person (Regulation M-A Item 1003 (a) — (c)).
(a)	Name and Address. The filing person is the subject company. The information set forth in the section of the Disclosure Document entitled “Principal Activities” (Appendix I, Section 1) and “Directors and Executive Officers” (Appendix I, Section 2) is incorporated herein by reference.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the sections of the Disclosure Document entitled “Background of the Offer” (Section 5.4) and “Directors and Executive Officers” (Appendix I, Section 2) is incorporated herein by reference.

Item 4.	Terms of the Transaction (Regulation M-A Item 1004 (a) and (c) — (f)).
(a)	Material Terms. The information set forth in the sections of the Disclosure Document entitled “The Offer” (Section 2) and “Options and Options Proposal” (Section 3) is incorporated herein by reference.

(c)	Different Terms. The information set forth in the sections of the Disclosure Document entitled “The Offer” (Section 2) and “Options and Options Proposal” (Section 3) is incorporated herein by reference.

(d)	Appraisal Rights. Not applicable.

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005 (a) — (c) and (e)).
(a)	Transactions. The information set forth in the sections of the Disclosure Document entitled “Disclosure of Interests” (Appendix I, Section 5) and “Material Contracts and Related Party Transactions” (Appendix I, Section 6) is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the section of the Disclosure Document entitled “Material Contracts and Related Party Transactions” (Appendix I, Section 6) is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in the section of the Disclosure Document entitled “Material Contracts and Related Party Transactions” (Appendix I, Section 6) is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006 (b) and (c)(1) — (8)).
(b)	Use of Securities Acquired. The information set forth in the sections of the Disclosure Document entitled “The Offer” (Section 2) and “Options and Options Proposal” (Section 3) is incorporated herein by reference.

(c)	Plans. The information set forth in the section of the Disclosure Document entitled “The Offer” (Section 2) is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).
(a)	Purposes. The information set forth in the section of the Disclosure Document entitled “The Offer” (Section 2) is incorporated herein by reference.

(b)	Alternatives. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(c)	Reasons. The information set forth in the sections of the Disclosure Document entitled “The Offer — Rationale for the Offer and the Offeror’s Intentions Relating to the Company” (Section 2.8) and “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5) is incorporated herein by reference.

(d)	Effects. The information set forth in the sections of the Disclosure Document entitled “The Offer” (Section 2), “Advice and Recommendations in Relation to the Offer and the Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6), and “Tax Consequences” (Section 8) is incorporated herein by reference.

Item 8.	Fairness of the Transaction (Regulation M-A Item 1014).
(a)	Fairness. The information set forth in the sections of the Disclosure Document entitled “Exemption Relating to Directors’ Recommendation” (Section 4) and “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the sections of the Disclosure Document entitled “The Offer” (Section 2), “Options and Options Proposal” (Section 3) and “Advice and Recommendations in Relation to the Offer and Options Proposal” is incorporated herein by reference.

(d)	Unaffiliated Representatives. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(f)	Other Offers. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations (Regulation M-A Item 1015).
(a)	Reports, Opinion or Appraisals. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(b)	Preparer and Summary of the Report. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

(c)	Availability of Documents. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).
(a)	Source of Funds. The information set forth in the section of the Disclosure Document entitled “The Offer” (Section 2) is incorporated herein by reference.

(b)	Conditions. The information set forth in the section of the Disclosure Document entitled “The Offer” (Section 2) is incorporated herein by reference.

(c)	Expenses. The information set forth in the section of the Disclosure Document entitled “General” (Appendix I, Section 9) is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company (Regulation M-A Item 1008).
(a)	Securities Ownership. The information set forth in the section of the Disclosure Document entitled “Disclosure of Interests — Shareholdings” (Appendix I, Section 5.1) is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the section of the Disclosure Document entitled “Disclosure of Interests — Shareholdings” (Appendix I, Section 5.1) is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation (Regulation M-A Item 1012 (d) and (e)).
(d)	Intent to Tender or Vote in a Going Private Transaction. The information set forth in the sections of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) and “Disclosure of Interests — Directors’ and Officers’ Intentions (Appendix I, Section 5.2) is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the sections of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal” (Section 5, other than subparagraphs 5.3(ii), 5.3(iii) and 5.6) and “Disclosure of Interests — Directors’ and Officers’ Intentions” (Appendix I, Section 5.2) is incorporated herein by reference.

Item 13.	Financial Statements (Regulation M-A Item 1010 (a) and (b)).
(a)	Financial Information. The information set forth and referred to in Item 18 of the Annual Report on Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007, is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used (Regulation M-A Item 1009).
(a)	Solicitations or Recommendations. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal — Persons/Assets Retained, Employed, Compensated or Used” (Section 5.8) is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in the section of the Disclosure Document entitled “Advice and Recommendations in Relation to the Offer and Options Proposal — Persons/Assets Retained, Employed, Compensated or Used” (Section 5.8) is incorporated herein by reference.

Item 15.	Additional Information (Regulation M-A Item 1011(b)).
(b)	Other Material Information. The Disclosure Document in its entirety is incorporated herein by reference.

Item 16.	Exhibits (Regulation M-A, Items 1016 (a)—(d), (f) and (g)).
The following exhibits are filed herewith:

Exhibit
No.	Description
(a) (2)*	Circular to Shareholders and Noteholders in Relation to the Voluntary Conditional Cash Offer for the Offer Shares and 2008 Notes and 2008 Subordinated Notes and to Optionholders in Relation to the Options Proposal dated March 30, 2007

(a) (5)*	Corporate Release of STATS ChipPAC Ltd. dated March 30, 2007

(c) (1)*	Morgan Stanley Dean Witter Asia (Singapore) Pte, the independent financial advisor to the Independent Directors: Presentation to the Special Committee (March 26, 2007)

(c) (2)*	Morgan Stanley Dean Witter Asia (Singapore) Pte, the independent financial advisor to the Independent Directors: Presentation to the Independent Directors (March 23, 2007)

(c) (3)*	Morgan Stanley Dean Witter Asia (Singapore) Pte, the independent financial advisor to the Independent Directors: Discussion Materials presented to the Independent Directors (March 12, 2007)

(e) (1)	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

(e) (2)	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

(e) (2)	STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 — incorporated by reference to Appendix 1 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

(e) (4)	STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

Exhibit
No.	Description
(e) (5)	STATS ChipPAC Ltd. Restricted Share Plan — incorporated by reference to Appendix 2 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

(e) (6)	STATS ChipPAC Ltd. Performance Share Plan — incorporated by reference to Exhibit 4.30 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

(e) (7)	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

(e) (8)*	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon, dated October 26, 2006

(e) (9)	Employment Agreement dated as of March 17, 2004 among ST Assembly Test Services Ltd, ChipPAC, Inc. and Michael G. Potter — incorporated by reference to Exhibit 4.8 of Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

(e) (10)*	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 between Chartered Semiconductor Manufacturing Ltd and STATS ChipPAC Ltd. (formerly known as ST Assembly Test Services Ltd)

(e) (11)*	Partnership Agreement dated March 3, 2005 between Chartered Semiconductor Manufacturing Ltd and STATS ChipPAC Ltd.

(e) (12)*	Form of Director Indemnification Agreement

*	Incorporated by reference to the same lettered/numbered Exhibit item in STATS ChipPAC Ltd.’s Schedule 14D-9 filed on March 30, 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

Dated: March 30, 2007